Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

ETN and index data as of Dec. 31, 2013 Description
The PowerShares DB Base Metals Double Long Exchange Traded Note (Symbol: BDD),
PowerShares DB Base Metals Long Exchange Traded Note (Symbol: BDG), PowerShares
DB Base Metals Short Exchange Traded Note (Symbol: BOS) and PowerShares DB Base
Metals Double Short Exchange Traded Note (Symbol: BOM) (collectively, the
"PowerShares DB Base Metals ETNs") provide investors a way to take a short or leveraged view on the performance of base metals.

All of the PowerShares DB Base Metals ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index -- Optimum Yield Industrial
Metals[], which is intended to track the long or short performance of futures contracts relating to aluminum, copper and zinc.

PowerShares DB Base Metals ETN and Index Data

Ticker symbols
Base Metals Double Long                      BDD
Base Metals Long                             BDG
Base Metals Short                             BOS
Base Metals Double Short                     BOM
Intraday indicative value symbols
Base Metals Double Long                    BDDIV
Base Metals Long                           BDGIV
Base Metals Short                           BOSIV
Base Metals Double Short                   BOMIV
CUSIP symbols
Base Metals Double Long               25154K841
Base Metals Long                      25154K825
Base Metals Short                     25154K833
Base Metals Double Short              25154K858
Details
ETN price at initial listing              $25.00
Inception date                           6/16/08
Maturity date                             6/1/38
Yearly investor fee                        0.75%
Leveraged reset frequency                 Monthly
Listing exchange                       NYSE Arca
Index symbol                              DBBMIX
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations
BDD      PowerShares DB Base Metals Double Long ETN
BDG      PowerShares DB Base Metals Long ETN
BOS      PowerShares DB Base Metals Short ETN
BOM     PowerShares DB Base Metals Double Short ETN
-------------------------------------------------------------------- -------------
ETN and Index History (%)
                                        1 Year      3 Year      5 Year      10 Year      ETN Inception
ETN Repurchase Value(1)
Base Metals Double Long                 -23.07      -24.45        9.31           --            -18.29
Base Metals Long                        -11.87      -11.39        7.09           --             -5.97
Base Metals Short                       10.26         7.06      -12.60           --             -1.79
Base Metals Double Short                20.70       11.32       -27.31           --             -9.06
ETN Market Price(2)
Base Metals Double Long                 -23.04      -24.33        8.87           --            -17.43
Base Metals Long                        -22.63      -14.01        5.01           --             -7.28
Base Metals Short                       -22.64       -5.30      -18.72           --             -7.58
Base Metals Double Short                18.00       10.28       -27.79           --             -9.14
Index History
Deutsche Bank Liquid
   Commodity Index --
   Optimum Yield Industrial Metals      -11.26      -10.78        7.80           --             -5.44
Comparative Indexes(3)
SandP 500                                 32.39       16.18       17.94            --              8.21
Barclays U.S. Aggregate                  -2.02        3.26        4.44           --              4.94
----------------------------------- ------- ------- ------- -------- -------------
Source: Invesco PowerShares, Bloomberg L.P.

(1)      ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement and the following page). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value.
See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Base Metals ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index --
Optimum Yield Industrial Metals[] is July 12, 2006. ETN repurchase value is based on a combination of the monthly returns or inverse monthly returns for the Base Metals Long ETNs and Base Metals Short ETNs, respectively, or two times the monthly returns or inverse monthly returns for the Base Metals Double
Long ETNs and Base Metals Double Short ETNs, respectively, from the Deutsche
Bank Liquid Commodity Index -- Optimum Yield Industrial Metals Excess Return[]
(the "Base Metals Index") plus the monthly returns from the DB 3-Month T-Bill
Index (the "T-Bill Index"), resetting monthly as per the formula applied to the
PowerShares DB Base Metals ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States
Treasury bills on a rolling basis.
(2)      ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.
Index performance does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.
(3)      The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index(TM) is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.
PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

BDD	PowerShares DB **Base Metals Double Long** ETN
BDG	PowerShares DB **Base Metals Long** ETN
BOS	PowerShares DB **Base Metals Short** ETN
BOM	PowerShares DB **Base Metals Double Short** ETN

ETN Repurchase Value
data as of Dec. 31, 2013

Volatility (%)[1,4]	Double Long	Long	Short	Double Short
5 Year	45.90	22.97	22.94	45.90

5-Year Historical Correlation[1,4]	Double Long	Long	Short	Double Short
S&P 500	0.66	0.66	-0.66	-0.66
Barclays U.S. Aggregate	-0.06	-0.06	0.06	0.06

What are the PowerShares DB Base Metals ETNs?

The PowerShares DB Base Metals ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™. The index is designed to reflect the performance of certain futures contracts on aluminum, copper and zinc.

Investors can buy and sell the PowerShares DB Base Metals ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Base Metals ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Base Metals ETNs

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer
- Potential lack of liquidity

[4] Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of the ETN repurchase values.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The PowerShares DB Base Metals ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

The PowerShares DB Base Metals ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares Base Metals ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares Base Metals ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Base Metals ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Base Metals ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Base Metals ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Base Metals ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Base Metals ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Base Metals ETNs.

The PowerShares DB Base Metals ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Base Metals ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Base Metals ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Base Metals ETNs provide concentrated exposure to notional positions in aluminum, copper and zinc futures contracts. The market value of the PowerShares DB Base Metals ETNs may be influenced by many unpredictable factors, including, among other things, volatile base metal prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Base Metals Double Long ETN and PowerShares DB Base Metals Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Base Metals ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Base Metals ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

© 2014 Invesco PowerShares Capital Management LLC

P-DBBASEM-ETN-PC-1-E 01/14

800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares